UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMMERCIAL METALS COMPANY

(Name of Subject Company)

COMMERCIAL METALS COMPANY

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

201723103

(CUSIP Number of Class of Securities)

Ann J. Bruder

Senior Vice President of Law, Government Affairs and Global Compliance,

General Counsel and Corporate Secretary

Commercial Metals Company

6565 North MacArthur Boulevard, Suite 800

Irving, Texas 75039

Telephone (214) 689-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas A. Cole

Paul L. Choi

Beth E. Flaming

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is Commercial Metals Company, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 6565 North MacArthur Boulevard, Suite 800, Irving, Texas 75039. The Company’s telephone number at this address is (214) 689-4300.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), issued pursuant to the Rights Agreement, dated as of July 30, 2011, between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent (as amended from time to time, the “Rights Agreement”). As of December 12, 2011, there were 115,539,248 Shares outstanding and 1,270,088 Shares issuable upon the exercise of outstanding stock options and stock appreciation rights (“SARs”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.cmc.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by IEP Metals Sub LLC, a Delaware limited liability company (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Holdings”), to purchase all of the outstanding Shares at a price of $15.00 per Share in cash, without interest and less any applicable withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror and the members of the Icahn Group (as defined below) with the Securities and Exchange Commission (the “SEC”) on December 9, 2011.

The Schedule TO was filed jointly by the Offeror, Icahn Holdings, Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”), Icahn Partners Master Fund LP, a Cayman Islands limited partnership (“Icahn Master”), Icahn Partners Master Fund II L.P., a Cayman Islands limited partnership (“Icahn Master II”), Icahn Partners Master Fund III L.P., a Cayman Islands limited partnership (“Icahn Master III”), High River Limited Partnership, a Delaware limited partnership (“High River”), Hopper Investments LLC, a Delaware limited liability company (“Hopper”), Barberry Corp., a Delaware corporation (“Barberry”), Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”), Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”), Icahn Capital L.P., a Delaware limited partnership (“Icahn Capital”), IPH GP LLC, a Delaware limited liability company (“IPH”), Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises G.P.”), Beckton Corp., a Delaware corporation (“Beckton”), and Carl C. Icahn (“Mr. Icahn”) (Icahn Holdings, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, High River, Hopper, Barberry, Icahn Onshore, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises G.P., Beckton and Mr. Icahn, collectively, the “Icahn Group”).

According to the Schedule TO, the purpose of the Offer is to acquire all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer (the “Expiration Date”) and thereby provide immediate liquidity at a premium for those stockholders choosing to tender their Shares. The Offeror has indicated that, if the Offer is consummated, it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger or other similar business combination of the Company with the Offeror (or another subsidiary of the Offeror) in which each outstanding Share not tendered in the Offer would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Offer (the “Second-Step Merger”). Any such transaction would be subject to approval of the Company’s Board and stockholders, if necessary. The Offeror further indicated that if the Offer and the Second-Step Merger are consummated, it intends to combine the Company with PSC Metals Inc., a subsidiary of Icahn Holdings, and sell the Company’s non-core assets and replace management at the Company.

The Icahn Group has stated that it intends to nominate, and solicit proxies for the election of, a slate of nominees for election at the Company’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”).

The Offer is subject to numerous conditions, which include the following, among others:

•

the “Minimum Condition” – there being validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date;

•	the “Poison Pill Condition” – the Rights being redeemed and otherwise being inapplicable to the Offer and the Offeror; and

•

the “Delaware 203 Condition” – the Company’s Board of Directors taking action such that the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) would not, following consummation of the Offer, prohibit, restrict or apply to any business combination, as defined in Section 203, involving the Company and the Offeror or any affiliate or associate of the Offeror.

In addition, the Offeror will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if at any time prior to the Expiration Date, any of the following conditions occur:

•

a preliminary or permanent injunction or other order of a governmental authority or agency is issued and remains in effect that (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes limitations on the Offeror’s ability to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any of the Shares; (iii) imposes limitations on the Offeror’s ability to fully exercise voting rights in respect of the Shares that are accepted for payment pursuant to the Offer; or (iv) requires the Offeror to divest any Shares;

•

there is any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any court or governmental authority, which might, directly or indirectly, result in any of the consequences referred to in the immediately preceding bullet;

•

there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) a material acceleration or worsening of any of the foregoing that existed at the time of the commencement of the Offer;

•

there is threatened, instituted or pending any action or proceeding before any court, governmental agency or other body challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

•

the Offeror becomes aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made in any document filed by or on behalf of the Company or its entities with the SEC that the Offeror determines in its reasonable judgment is materially adverse to the Company;

•

after the date of the Offer, there occurs any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

•

any change or development occurs or is threatened since the date of the Offer in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects for the business of the Company that is outside the ordinary course of the Company’s business or may be materially adverse to the Company, or the Offeror becomes aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

•	the Company issues, or authorizes or proposes the issuance of, any securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities;

•

the Company, the Company’s Board of Directors or any of the Company’s subsidiaries or any governing body thereof authorizes, proposes or announces its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business;

•	a tender offer or exchange offer for some or all of the Shares has been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror; or

•

all waiting periods and any extensions thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, have not expired or been terminated.

For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

The Schedule TO states that the principal business address of the Offeror is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, where the business phone number is (212) 702-4300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on December 6, 2011 (the “2011 Proxy Statement”), relating to the 2012 Annual Meeting, which excerpts are filed as Exhibit (e)(1) to this Statement and are incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) to this Statement is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Certain Relationships and Related Persons Transactions.”

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded by the information contained herein.

Relationship with the Offeror

According to the Schedule TO, as of December 9, 2011, affiliates of the Offeror beneficially owned 11,525,000 Shares, in the aggregate, representing approximately 9.97% of the outstanding Shares.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If the Company’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of December 12, 2011, the Company’s directors and executive officers were deemed to beneficially own an aggregate of 2,868,175 Shares (including 811,688 Shares subject to vested equity awards and 923,688 Shares subject to unvested equity awards that are scheduled to vest within 60 days after December 12, 2011). If the Company’s directors and executive officers were to tender all of such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the Company’s directors and executive officers would receive an aggregate amount of approximately $25,627,685 in cash (net of the exercise price of tendered options and SARs). To the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

As of December 12, 2011, the Company’s directors and executive officers held options and SARs to purchase an aggregate of 1,270,088 Shares, with exercise prices ranging from $11.00 to $35.38 and an aggregate weighted average exercise price of $23.48 per Share, 811,688 of which were vested and exercisable as of that date. In addition, as of December 12, 2011, the Company’s directors and executive officers held 4,000 shares of restricted stock, 684,581 restricted stock units and 922,839 performance shares. Any stock options, SARs, shares of restricted stock, restricted stock units and performance shares held by the Company’s directors and executive officers were issued pursuant to the Amended and Restated 1999 Non-Employee Director Stock Plan, as amended, the 1996 Long-Term Incentive Plan or the 2006 Long-Term Equity Incentive Plan, as amended, filed as Exhibits (e)(2) and (e)(3), (e)(4) and (e)(5) and (e)(6) to this Statement, respectively, and are incorporated herein by reference (collectively, the “Plans”). Under the Plans and the applicable award agreements, consummation of the Offer would constitute a change of control of the Company, and upon a change of control of the Company, all unvested options, SARs, shares of restricted stock, restricted stock units and performance shares held by the Company’s directors and executive officers would vest.

The following table summarizes, with respect to (1) each director of the Company, (2) each named executive officer of the Company and (3) all executive officers (other than the named executive officers) of the Company (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between the Offer price of $15.00 per Share and the per Share exercise prices (the “Spread Value”) of the options to purchase Shares and the SARs held by such directors and executive officers as of December 12, 2011:

Name	Shares Subject to Unvested Options/SARS (#)	Aggregate Spread Value of Unvested Options/SARS ($)	Shares Subject to Vested Options/SARS (#)	Aggregate Spread Value of Vested Options/SARS ($)
Harold L. Adams	7,000	6,650	21,000	62,650
Joseph Alvarado	113,537	386,026	0	0
Rhys J. Best	7,000	6,650	7,000	6,650
Robert L. Guido	7,000	6,650	21,000	62,650
Richard B. Kelson	7,000	6,650	7,000	6,650
William B. Larson	0	0	24,400	65,636
Anthony A. Massaro	7,000	6,650	21,000	62,650
Murray R. McClean	0	0	37,600	101,144
Rick J. Mills	0	0	0	0
Robert D. Neary	7,000	6,650	21,000	62,650
Tracy L. Porter	39,301	133,623	8,400	22,596
Sarah E. Raiss	0	0	0	0
Barbara R. Smith	37,336	126,942	0	0
J. David Smith	21,000	62,650	8,670	9,025
Robert R. Womack	7,000	6,650	21,000	62,650
Hanns K. Zoellner	0	0	0	0
Other Executive Officers (five individuals)	100,226	340,767	13,334	35,868

The following table summarizes, with respect to (1) each director of the Company, (2) each named executive officer of the Company and (3) the Other Executive Officers as a group, the aggregate cash consideration that would be payable, based on the Offer price of $15.00 per Share, in respect of the restricted stock, restricted stock units and performance shares held by such directors and executive officers that were unvested as of December 12, 2011:

Name	Unvested Restricted Stock (#)	Unvested Restricted Stock Units (#)	Unvested Performance Shares (#)(1)	Aggregate Cash Consideration ($)
Harold L. Adams	0	0	0	0
Joseph Alvarado	0	121,768	179,804	4,523,580
Rhys J. Best	0	0	0	0
Robert L. Guido	4,000	0	0	60,000
Richard B. Kelson	0	0	0	0
William B. Larson	0	55,780	78,670	2,016,750
Anthony A. Massaro	0	0	0	0
Murray R. McClean	0	117,580	178,870	4,446,750
Rick J. Mills	0	0	0	0
Robert D. Neary	0	0	0	0
Tracy L. Porter	0	62,849	83,997	2,202,690
Sarah E. Raiss	0	0	0	0
Barbara R. Smith	0	38,668	51,045	1,345,695
J. David Smith	0	0	0	0
Robert R. Womack	0	0	0	0
Hanns K. Zoellner	0	61,184	111,776	2,594,400
Other Executive Officers (five individuals)	0	213,419	238,677	6,781,440

(1)	For illustrative purposes, the performance shares are reported at target.

Potential Severance and Change in Control Benefits

EECAs. The Company is party to Executive Employment Continuity Agreements (“EECAs”) with all of its executive officers other than Mr. McClean and Mr. Larson. In addition, the Company’s cash and equity incentive plans provide for the vesting of awards upon a change in control. The Offer, if consummated, would constitute a change in control for purposes of the EECAs as well as the Company’s cash and equity incentive plans.

The EECAs provide that, if the executive is terminated by the Company other than for cause or disability (including constructive termination (each, as defined in the EECA)) within two years following a change in control of the Company:

•

the executive will be entitled to a lump sum payment equal to a multiple of the highest base salary in effect at any time during the 12 month period prior to the change in control (with such multiple being three, in the case of Louis A. Federle, Ludovit Gajdos and Leon K. Rusch and such multiple being four, in the case of all other executives);

•	the executive will be entitled to unpaid salary, vacation pay and certain other amounts considered to have been earned prior to termination;

•	the executive will become fully vested in all stock incentive awards and all stock options will remain exercisable for the remainder of their term; and

•

Company contributions to retirement plans and participation, including that of the executive’s eligible dependents, in Company-provided welfare plan benefits will be continued for two years following termination.

None of the EECAs provides for a “tax gross-up” reimbursement payment by the Company to the executive for taxes, including excise taxes under Section 4999 of the Internal Revenue Code, as amended, that the executive may owe as a result of receipt of payments under the EECA. Each EECA does require the Company to determine if the payments to the executive under the EECA combined with any other payments or benefits to which the executive may be entitled (in aggregate, the “Change in Control Payments”) would result in the imposition on the executive of the excise tax under Section 4999. Under the EECAs, the Company will either reduce the Change in Control Payments to the maximum amount that would not result in imposition of the Section 4999 excise tax or pay the entire Change in Control Payment to the executive if, even after the executive’s payment of the Section 4999 excise tax, the executive would receive a larger net amount.

The EECAs prohibit the executives from disclosing any confidential information relating to the Company. In addition, for a period of one year following termination of employment, the EECAs prohibit the executives from (i) competing with the business as conducted by the Company within 100 miles of a Company facility, (ii) soliciting or hiring employees of the Company or (iii) knowingly permitting (to the extent reasonably within the executive’s control) any business or entity that employs the executive or in which the executive has an ownership interest to hire Company employees. If a court rules that the executive has violated these provisions, the rights of the executive under the EECA will terminate.

Agreements with Departing Executives. Pursuant to Mr. McClean’s amended and restated employment agreement, (i) the Company agreed to pay Mr. McClean a lump sum payment of $3,023,860 and to provide 18 months of continued healthcare benefits coverage following the expiration of his term as Chairman, followed by one year of reimbursements of premiums for medical plan coverage, and (ii) the vesting of certain of Mr. McClean’s outstanding equity awards will be accelerated upon his retirement. Mr. McClean and the Company mutually agreed to terminate Mr. McClean’s employment with the Company, effective upon his retirement on December 31, 2011. As a result, Mr. McClean will be eligible to receive the severance payments provided under his amended and restated employment agreement.

On May 6, 2011, Mr. Larson and the Company entered into a Retirement and Transition Agreement in connection with his resignation from his position as Senior Vice President and Chief Financial Officer of the

Company effective June 1, 2011 and his further resignation as an employee of the Company effective December 31, 2011 or such earlier date as the Company and Mr. Larson may mutually agree. This Retirement and Transition Agreement supersedes all prior agreements between Mr. Larson and the Company, other than the restrictive covenants contained in such agreements (described below). Under the terms of Mr. Larson’s agreement, Mr. Larson is entitled to the following on his retirement date: (i) a lump sum payment of $250,000; (ii) an amount equal to 20 days of accrued, unused vacation pay; (iii) subject to the discretion of the Compensation Committee of the Board of Directors, payment of his annual bonus for the current fiscal year as calculated and determined by such Committee; (iv) Company-paid COBRA coverage for 18 months following the retirement date; (v) vesting of SARs, restricted stock, stock options, and/or certain performance-vested shares, all to the extent permitted by the terms of the applicable equity incentive plan and award or grant agreements; (vi) a lump sum severance payment in an amount equal to two times his current base salary; and (vii) payment of all vested benefits, including benefits under the Company’s long-term incentive plan, Profit Sharing and 401(k) Plan and Benefit Restoration Plan.

Employment Agreements. The Company or an affiliate thereof is party to employment agreements with each of the Company’s named executive officers and Ann J. Bruder, James Alleman and Mr. Gajdos. Under the employment agreements, each of these executive officers is bound by certain (i) non-competition provisions during the term of his or her employment and for 18 months thereafter and (ii) non-solicitation restrictions for a period of two years after termination of employment. However, in the case of Mr. McClean, such non-competition provisions terminate 18 months after termination of his employment.

For information regarding potential payments upon a change in control to the named executive officers and for quantification of all amounts potentially payable to the named executive officers in connection with the Offer, see “Item 8. Additional Information — Information Regarding Compensation for Termination following a Change in Control” below. Ms. Bruder, Mr. Alleman and Mr. Gajdos are not entitled to any additional payments or benefits under his or her employment agreement solely upon the occurrence of a change in control of the Company.

Directors’ Compensation

Only directors who are not employees of the Company receive compensation for their services as directors. This compensation is as follows:

Annual Retainer Fee	$100,000
Board and Committee Meeting Fee	$2,000
Lead Director Annual Retainer Fee	$20,000
Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee Chairman Annual Retainer Fee	$10,000
Annual Equity Grant	Option or SAR to acquire 14,000 shares of Common Stock or 4,000 restricted stock or restricted stock units

The Company also reimburses directors for expenses in connection with their attendance at Board and committee meetings and, as authorized under the Company’s corporate governance guidelines, participation in continuing education programs specifically designed for directors of public companies in order that they stay current and knowledgeable about their roles.

All non-employee director equity awards vest in two equal annual installments beginning one year from the date of the award. In addition, each non-employee director may make an irrevocable election to accept additional restricted stock units in lieu of all or part of the cash fees to be paid for that fiscal year.

The exercise price for all options and SARs granted to non-employee directors is equal to the fair market value of a share of Common Stock on the day of grant. All non-employee director options and SARs terminate on the earlier of: (1) the seventh anniversary of the date of grant and (2) 30 days following any termination of service (other than termination of service due to death, total and permanent disability or retirement).

Indemnification of Directors and Officers

Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that a person is or was an officer or director of the Company if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 145 of the DGCL also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case, court approval must be sought for indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they have been successful on the merits or otherwise in defending any such action. This statute provides that indemnification and advancement of expenses under the statute shall not be deemed to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The statute permits the purchase of liability insurance by the Company on behalf of officers and directors, and the Company has purchased such insurance.

The Company’s Restated Certificate of Incorporation, as amended (the “Company Charter”), generally requires the Company to indemnify its directors and officers as provided under Section 145 of the DGCL. However, in the case of any action brought by or in the right of the Company, no director or officer is entitled to indemnification in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director’s or officer’s duty to the Company except to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnification for expenses deemed proper by the court. In addition, the Company Charter eliminates the liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Article XI of the Company’s Second Amended and Restated Bylaws (the “Company Bylaws”) requires indemnification to the fullest extent permitted by Delaware law of any person made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of any other enterprise. Article XI of the Company Bylaws also generally grants such persons the right to be paid by the Company the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition. The rights to indemnification and advancement of expenses provided for in Article XI of the Company Bylaws is expressly not exclusive of any other rights to which any person may be entitled under any statute, the Company Charter, bylaws, agreement, vote of stockholders or directors or otherwise.

In addition, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify and advance expenses to such persons to the fullest extent permitted by law.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer after consultation with the Company’s financial and legal advisors, the Company’s Board of Directors (the “Board”), by unanimous vote at a meeting on December 18, 2011, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of the Company or its stockholders. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders REJECT the Offer and NOT tender their Shares pursuant to the Offer.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, at the address and phone number below.

105 Madison Avenue

New York, NY 10016

Toll free: (800) 322-2885

Collect: (212) 929-5500

Copies of the press release and the letter to the Company’s stockholders relating to the recommendation of the Board to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

On November 15, 2010, Icahn Capital filed with the SEC a Form 13F indicating that it beneficially owned 2,457,052 shares of Common Stock, which represented approximately 2.1% of the Company’s then outstanding shares of Common Stock. The Icahn Group did not contact the Company following this initial acquisition of Common Stock by Icahn Capital.

On December 20, 2010, the Board held a telephonic special meeting at which representatives from Goldman, Sachs & Co., its financial advisor (“Goldman Sachs”), and Sidley Austin LLP, its legal advisor (“Sidley Austin”), and certain members of the Company’s management were present. The Goldman Sachs representatives reviewed with the Board the state of the mergers and acquisitions market, Mr. Icahn’s purchase of shares of Common Stock and Mr. Icahn’s activity with other companies. The Sidley Austin representatives reviewed with the Board its fiduciary duties and discussed with the directors the Company’s structural takeover defenses. The Goldman Sachs and Sidley Austin representatives also reviewed with the Board the terms of a potential stockholder rights plan. The Board determined that having an updated draft stockholder rights plan as a contingency remained appropriate but that no action need be taken at that time.

On January 18 and 19, 2011, the Board held an in-person meeting in Dallas, Texas at which representatives from Goldman Sachs and Sidley Austin and certain members of the Company’s management were present. Management provided an overview on the Company’s business outlook and operations, including an overview of the Company’s Sisak business unit and alternative business models and other potential strategic alternatives for such business unit. The representatives of Goldman Sachs and Sidley Austin and management reviewed recent activity and communications with respect to the Company’s stockholders.

On May 3, 2011, the Company announced that Ms. Barbara R. Smith had been appointed as its Senior Vice President and Chief Financial Officer, effective June 1, 2011, to replace Mr. William B. Larson, who retired from these positions effective as of such date.

On May 16, 2011, Icahn Capital filed with the SEC a Form 13F disclosing that it had increased its beneficial ownership of Common Stock to 3,692,984 shares, which represented approximately 3.2% of the Company’s then outstanding shares of Common Stock.

On May 23, 2011, the Company announced that, effective September 1, 2011, Mr. Joseph Alvarado would assume the role of CEO of the Company and that Mr. Murray R. McClean would continue to serve the Company as CEO through August 31, 2011 and as Chairman of the Board of Directors through August 31, 2012. Mr. Alvarado had joined the Company as the Executive Vice President and Chief Operating Officer on April 30, 2010 and had become President of the Company effective April 6, 2011.

On July 28, 2011, Mr. McClean, the Company’s then President and CEO, and Ms. Ann J. Bruder, the Company’s Senior Vice President of Law, Government Affairs and Global Compliance, General Counsel and Corporate Secretary, received a call from Mr. Vincent Intrieri, one of Mr. Icahn’s representatives, who indicated that Mr. Icahn would be filing a Schedule 13D with the SEC later that day. Mr. Intrieri stated, among other things, that Mr. Icahn intended to continue acquiring securities of the Company, that Mr. Icahn believed that such shares were “undervalued” and that Mr. Icahn would be making a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an “intent to invest.” Mr. Intrieri also stated that Mr. Icahn desired to meet with the Company to discuss strategic alternatives but would be unavailable to meet until after the Labor Day holiday.

Later that day, Mr. Icahn and certain members of the Icahn Group filed with the SEC a Schedule 13D disclosing that they beneficially owned 11,525,000 shares of Common Stock, representing approximately 9.98% of the Company’s then outstanding Common Stock. The Icahn Group stated that it had “acquired the shares in the belief that the shares were undervalued at current levels” and indicated that it “may have conversations with management of the [Company] to discuss its business and strategic alternatives.” The Schedule 13D further disclosed that the Icahn Group held 6,635,804 American-style call options to purchase shares of Common Stock, which represented 58% of the Icahn Group’s total beneficial ownership of Common Stock. The Schedule 13D also revealed that during the ten-day period between July 18, 2011 (when the Icahn Group presumably first exceeded the 5% level of ownership and thereby triggered the requirement to make the filing) and the date of the filing on July 28, 2011, the Icahn Group had accumulated beneficial ownership of 5,229,720 shares of Common Stock, or the equivalent of approximately 4.5% of the outstanding shares of Common Stock. The acquisitions during such ten-day period were accomplished entirely through the use of derivatives, which had made it difficult for the Company to track the Icahn Group’s positions. The closing price per share of the Common Stock on July 27, 2011, the day immediately preceding the Schedule 13D filing, was $14.34.

On July 30, 2011, the Board held a telephonic special meeting at which representatives of Goldman Sachs and Sidley Austin and certain members of the Company’s management were present to discuss the Icahn Group’s Schedule 13D filing, as well as the potential impact the Icahn Group’s sudden and significant increase in its equity position in the Company might have on the Company and its stockholders. The Board also considered possible responses to the Schedule 13D filing, including the potential adoption of the Company’s draft stockholder rights plan. The Sidley Austin representatives provided a review of the Company’s draft stockholders rights plan and the Board’s fiduciary duties in connection with the decision whether to adopt such a plan. The Board then reviewed with its advisors some of the factors that may be relevant in determining whether it was appropriate to adopt the rights plan, including, among other things, the Icahn Group’s sudden and rapid ownership increase in the Company through the use of derivatives (which made it difficult for the Company to track such increase), Mr. Icahn’s stated unavailability to meet with the Company until September, Mr. Icahn’s stated intention to continue acquiring the Company’s securities, the cyclicality of the Company’s industry and business (which had contributed to the Company’s low stock price relative to historical levels), the near-term economic outlook and Mr. Icahn’s track record and reputation.

The Goldman Sachs and Sidley Austin representatives then discussed with the Board some of the key variables of stockholder rights plans. After considering various factors and concluding that the further accumulation by Mr. Icahn of additional Common Stock and derivative positions in the Company was a threat to the Company and its stockholders, the Board unanimously determined that it was in the best interests of the Company and its stockholders to adopt a stockholder rights plan having a duration consistent with expectations about the business cycle and preventing such further accumulation by Mr. Icahn (the “Rights Plan”). The Board noted that the Rights Plan was intended to protect the Company’s stockholders against the threats posed by Mr. Icahn and also against coercive, unfair or inadequate tender offers or other abusive takeover tactics and to preserve for the Company’s stockholders the long-term value of their investment in the Company.

On August 1, 2011, the Company issued a press release announcing that the Board had adopted the Rights Plan. In doing so, the Company stated that the Rights Plan was intended to enable all stockholders to realize the long-term value of their investment in the Company and protect them from unfair or coercive takeover attempts. The Company also stated that the Rights Plan was intended to provide the Board with sufficient time to consider any and all alternatives to such an action and did not prevent the Board from considering or accepting an offer, if the Board believed such action was fair, advisable and in the best interests of its stockholders.

On August 16, 2011, members of the Company’s management held a call with Mr. Intrieri during which Mr. Intrieri expressed Mr. Icahn’s disagreement with the Board’s decision to adopt the Rights Plan and requested a post-Labor Day meeting with Company management.

On August 19, 2011, the Board held a telephonic meeting during which Mr. McClean and Ms. Bruder provided the directors with an update on the latest events related to the Icahn Group, including the recent dialogue with Mr. Intrieri. The Board also reviewed with management certain operational matters, including, among other things, the Company’s business plan, financial projections, financial results, working capital plan, headcount reductions and capital expenditure plan. Mr. Alvarado discussed with the Board the operating results of the business, including the Sisak business unit. The Board discussed with management various alternatives for the future of the Sisak business unit, determined that a potential exit from the Sisak business warranted further analysis and requested that management prepare a detailed plan to exit such business. The Board, consistent with its historical practice, also requested that management continue its examination of other business units to determine whether their potential discontinuation was warranted.

On September 2, 2011, the Icahn Group filed with the SEC an amendment to its Schedule 13D disclosing that it had exercised all of the call options relating to the shares of Common Stock. The Icahn Group’s beneficial ownership remained unchanged at 11,525,000 Shares, representing 9.98% of the then outstanding Shares.

On September 13, 2011, Mr. Alvarado, the Company’s new President and CEO, Ms. Smith and Ms. Bruder met with Messrs. Icahn and Intrieri and Mr. Samuel Merskamer, another of Mr. Icahn’s representatives, at Mr. Icahn’s home in New York City. Among other things, they discussed the Icahn Group’s intentions with respect to the Company and various aspects of the Company’s operations. Messrs. Icahn, Intrieri and Merskamer suggested, among other things, that the Company consider a potential combination of the Company’s recycling operations with those of PSC Metals, Inc., a recycling company that is indirectly wholly owned by Icahn Holdings. Messrs. Icahn, Intrieri and Merskamer also requested that the Company’s Board of Directors redeem the Company’s Rights Plan or provide a waiver allowing Mr. Icahn to increase his ownership of Shares to 15% or 20%.

On September 20, 2011, Mr. Alvarado emailed Mr. Intrieri to notify him that the Board of Directors would consider Mr. Icahn’s requests regarding the Rights Plan and other general business issues in early October at its regularly scheduled meeting and that the Company would provide a response shortly thereafter.

On October 4, 2011, the Board held a telephonic meeting at which certain members of the Company’s management were present to further discuss the Sisak business and other business units. Mr. Alvarado provided an overview of the cost structure and challenging regulatory environment of the Sisak business and then discussed possible alternative business scenarios for the unit. The Board approved management’s recommendation to sell or shut down the Sisak business. The Board also discussed and approved the closure of four U.S. and one non-U.S. rebar fabricating locations and the closure or sale of eight construction services locations, as well as the global reduction in force. Management then provided the Board with an update on recent events relating to the Icahn Group, including the meeting with Mr. Icahn on September 13 and Mr. Icahn’s request for relief from the Rights Plan. Management noted that Mr. Icahn would not consider a standstill agreement in connection with any such relief. The Board determined not to withdraw or modify the Rights Plan at that time.

On October 7, 2011, the Company announced its decision to exit the CMC Sisak mill in Croatia by way of a sale and/or closure, with such operations expected to wind down over the following several months. The Company also announced the closure of four U.S. and one non-U.S. rebar fabricating locations and the closure or sale of eight construction services locations.

Later that day, Mr. Alvarado emailed Mr. Intrieri and informed him that the Board had determined not to withdraw or modify the Rights Plan at that time. Mr. Alvarado explained that, for the reasons previously stated publicly by the Company, the Board continued to believe that the Rights Plan was in the best interest of all of the Company’s stockholders and that the Rights Plan was “necessary to preserve the long-term value of stockholders’ investments in the Company while the metals industry recovers from the current economic down-cycle.” Mr. Alvarado stated that the Company’s management team was leading the implementation of the business plan and strategic initiatives undertaken to improve performance during the recovery, including the Company’s exit from its Croatian operation and the closure of other unprofitable operations in the United States and worldwide.

On October 18, 2011, the Board held an in-person meeting in Irving, Texas at which representatives from Goldman Sachs and Sidley Austin and certain members of the Company’s management were present. Among other matters, the Board discussed with the Sidley Austin and Goldman Sachs representatives the process associated with a possible proxy contest.

On the evening of October 18, 2011, Messrs. Icahn and Intrieri called Mr. Alvarado, Ms. Smith and Ms. Bruder and stated that Mr. Icahn would be sending a notice of his intention to nominate a slate of directors for election at the 2012 Annual Meeting.

On October 19, 2011, an affiliate of Mr. Icahn delivered a notice to the Company dated October 18, 2011 indicating the intent of High River Limited Partnership, a member of the Icahn Group, to nominate a slate of three directors for election at the 2012 Annual Meeting and to propose three stockholder resolutions for consideration at the 2012 Annual Meeting.

On October 19, 2011, the Board reconvened its in-person meeting in Irving, Texas at which certain members of the Company’s management were present. At such meeting, Mr. Alvarado and Ms. Bruder reviewed recent events relating to the Icahn Group, including the director nomination notice received by the Company that morning. Later on October 19, 2011, the Company issued a press release stating that it had received a notice from the Icahn Group of its intention to nominate three candidates for election to the Board at the 2012 Annual Meeting and to make certain proposals at such meeting. The Company further stated that the Nominating and Corporate Governance Committee (the “NCG Committee”) of the Board would review the nominations and make a recommendation that it believes is in the best interests of all of the Company’s stockholders.

On November 7, 2011, the NCG Committee held a telephonic meeting at which representatives of Goldman Sachs and Sidley Austin and certain members of the Company’s management were present to discuss the Icahn Group’s director nominees and stockholder proposals. With the assistance of its legal and financial advisors, the NCG Committee reviewed, among other things, the background and qualifications of each of the Icahn Group’s nominees and the potential legal issues under Section 8 of the Clayton Act, the federal antitrust statute which prohibits interlocking directorates, presented by the Icahn Group’s nominees. The Sidley Austin representatives also reviewed the Icahn Group’s proposed stockholder resolutions and informed the NCG Committee of the opinion of Delaware legal counsel that the stockholder resolution to amend the Company’s bylaws to require stockholder approval to implement a stockholder rights plan is invalid under Delaware law. The NCG Committee recommended to the Board that it oppose the Icahn Group’s director nominees for nomination as directors to the Board and that the Company’s slate of nominees be Messrs. Harold L. Adams, Joseph Alvarado and Anthony A. Massaro. The NCG Committee also recommended to the Board that it oppose each of the Icahn Group’s proposals.

Later on November 7, 2011, the Board held a telephonic meeting at which certain members of the Company’s management were present. The Board reviewed the background and qualifications of each of the Icahn Group’s nominees and received the report and recommendations of the NCG Committee. The Board determined that the Icahn Group nominees were not qualified for nomination as directors and that Messrs. Adams, Alvarado and Massaro should be nominated as the slate of directors in the Company’s proxy statement. The Board also determined to recommend that stockholders vote against all three of the Icahn Group’s proposals.

On November 22, 2011, the Board held a telephonic meeting at which certain members of the Company’s management were present. The Board discussed the role of Chairman of the Board in connection with the anticipated retirement of Mr. McClean from the Board and accepted the recommendation of the NCG Committee to name Mr. Massaro as Chairman of the Board effective upon the retirement of Mr. McClean. The Board also approved the preliminary proxy statement and directed management to file the preliminary proxy statement with the SEC.

On November 23, 2011, Mr. Alvarado emailed Mr. Intrieri to notify him that the Company would be filing its preliminary proxy statement with the SEC later that day. Mr. Alvarado stated that the Company would be opposing the Icahn Group’s three director nominees and that the Company had received an opinion from legal counsel indicating that the Icahn Group’s bylaw proposal regarding stockholder approval of rights plans is not compliant with Delaware law. Mr. Intrieri responded via email stating that the Icahn Group disagreed with this position.

Later that day, the Company filed with the SEC a preliminary proxy statement for the 2012 Annual Meeting. The preliminary proxy statement contained the Board’s recommendation that stockholders vote for the Board’s proposed nominees and against the Icahn Group’s nominees. The Company indicated that the Board believed the Icahn Group’s nominees offer virtually no experience and expertise in the metals industry, in contrast to the Board’s slate of independent directors and the Company’s new President and CEO, and that the Icahn Group’s nominees are burdened by fundamental and significant conflicts of interest, including potential violations of Section 8 of the Clayton Act. The Company’s preliminary proxy statement also contained the Board’s recommendation that stockholders vote against each of the Icahn Group’s three proposals.

Also on November 23, 2011, the Company filed with the SEC a Current Report on Form 8-K disclosing that Mr. McClean, the Chairman of the Board had notified the Company of his intent to retire from the Board effective December 31, 2011. The Form 8-K noted that, in connection with Mr. McClean’s retirement, Anthony A. Massaro, the Board’s Lead Director, would assume the role of Chairman of the Board, effective January 1, 2012. In addition, the Company disclosed that on November 22, 2011, the Board had appointed Rick J. Mills as a director of the Company, effective January 1, 2012. Mr. Mills was appointed to fill the vacancy on the Board created by Mr. McClean’s impending retirement on December 31, 2011. Mr. Mills was appointed as a Class III director and will stand for re-election at the Company’s annual meeting of stockholders in 2013.

On the evening of November 27, 2011, Messrs. Icahn and Intrieri called Mr. Alvarado, Ms. Smith and Ms. Bruder to inform them that Mr. Icahn intended to issue a press release the next morning announcing a proposal to acquire the Company.

On November 28, 2011, entities affiliated with Mr. Icahn issued a press release containing an open letter to the Board containing a proposal by Icahn Enterprises LP (“Icahn Enterprises”) to purchase the Company “in a merger transaction at $15 per share without any financing or due diligence conditions” structured as “an immediate front end tender offer, with protections for minority stockholders pending completion of the merger.” The letter indicated that Mr. Icahn intended to sell the Company’s “non-core assets” and combine the Company with the metals recycling assets of PSC Metals, Inc., which he controls.

Later that morning, the Board held a special telephonic meeting to discuss Mr. Icahn’s unsolicited proposal. Representatives from Sidley Austin discussed the fiduciary duties of the Board. The Board also engaged in a preliminary discussion of Mr. Icahn’s proposal with representatives of Goldman Sachs. The Board instructed the Goldman Sachs representatives to prepare a financial analysis of Mr. Icahn’s proposal and potential next steps and alternatives, and the Board determined that it should reconvene to further consider Mr. Icahn’s proposal.

Also on November 28, 2011, the Company issued a press release confirming that it had seen the open letter released to the press by Mr. Icahn proposing to acquire all outstanding shares of Common Stock at a price of $15.00 per share. The Company stated that its Board of Directors, in consultation with its financial and legal advisors, would review the letter and determine a response that is in the best interests of the Company and its stockholders. The Company noted that Mr. Icahn’s letter did not constitute a formal offer and, as such, stockholders did not need to take any action.

Later that day, entities affiliated with Mr. Icahn issued another press release containing a second open letter to the Company’s Board of Directors and stated that the offer delivered to the Board earlier in the day was a formal all cash offer to acquire the Company for $15.00 per share.

On December 2, 2011, the Board held another special telephonic meeting to further discuss Mr. Icahn’s unsolicited proposal. At this meeting, Sidley Austin representatives again reviewed with the Board its fiduciary duties in the context of Mr. Icahn’s unsolicited proposal and a possible formal tender offer to the Company’s stockholders. The Board then discussed with management the Company’s financial results and projections. Goldman Sachs representatives reviewed with the directors Mr. Icahn’s proposal, presented their preliminary financial analysis of the Company and provided an overview of selected potential strategic alternatives available to the Company. After discussion, the Board determined that it should meet again the following day to further consider Mr. Icahn’s proposal.

Later on December 2, 2011, entities affiliated with Mr. Icahn issued a press release containing an open letter to the Company’s Board of Directors stating that it was incumbent on the Company’s Board of Directors to respond to the offer and to contact Icahn Enterprises by 9:00 a.m., New York City time, on Monday, December 5, 2011, to schedule a meeting to discuss the offer. Mr. Icahn stated that, if he did not receive a reply from the Company, he intended “to take matters into [his] own hands.”

On December 3, 2011, the Board held another special telephonic meeting to resume consideration of Mr. Icahn’s unsolicited proposal. The Sidley Austin representatives again reviewed with the Board its fiduciary duties in the context of Mr. Icahn’s unsolicited proposal. The Board, with the Goldman Sachs representatives, engaged in a further review of the financial aspects of Mr. Icahn’s proposal and the Company’s strategic alternatives. After consideration of these factors, the Board unanimously determined that Mr. Icahn’s proposal substantially undervalued the Company and its future prospects, was opportunistic and was not in the best interests of the Company’s stockholders.

On December 5, 2011, the Company issued a press release announcing that the Board had rejected Mr. Icahn’s proposal. The press release included the full text of the letter the Board sent to Mr. Icahn on December 5, 2011, which is set forth below:

December 5, 2011

Dear Mr. Icahn,

The CMC Board of Directors is writing to you in response to the open letters you disseminated to the media on Monday, November 28, 2011 and received by the company on Friday, December 2, 2011.

We continually evaluate alternatives to enhance stockholder value. We have made a thorough review over the course of several Board meetings within the past week, with the assistance of independent financial and legal advisers. It is the unanimous view of the Board of Directors that your unsolicited proposal of $15.00 per share to acquire all outstanding common shares of Commercial Metals Company (CMC) substantially undervalues CMC and its prospects. Accordingly, the Board rejects your proposal as not in the best interests of all CMC stockholders.

Furthermore, the Board believes the proposal is an opportunistic attempt to acquire the Company at a low point in the economic and industry cycle and when the stock price is relatively depressed, thereby depriving stockholders of potentially significant future value that can be realized through the successful execution of the Company’s plan, as economic and market conditions improve. As you are certainly aware, CMC’s stock price, like many of its steel industry peers, has been trading at some of the lowest levels since the global financial crisis in late 2008/early 2009, reflecting, among other things, the impact of weak demand, significantly decreased construction activity and an environment characterized by constrained credit and uncertainty.

Moreover, the “premium” that your proposal purports to offer is lacking even when compared to our relatively depressed stock price. Your $15.00 per share proposal represents:

•	A small premium of only 11.4% to the Company’s stock price of $13.47 as recently as November 15;

•	A premium of only 17.7% to the 20-day Volume Weighted Average Price (based on 20 trading days prior to the proposal) of $12.75;

•	A significant discount of 17.1% to CMC’s 52-week high of $18.09 on February 17, 2011; and

•	No premium to CMC’s stock price of $15.03 as recently as May 19, 2011.

In addition, your proposal fails to take into account the fact that CMC – under new leadership – is effectively executing on a strategic plan, which the Board believes will drive substantial value creation. Just this September, Joe Alvarado assumed the position of CEO, which followed the appointment of Barbara Smith as CFO earlier in the year. Both Joe and Barbara are highly experienced industry veterans, who along with the rest of the management team, have the support of a strong and independent Board that itself has seen substantial change with the appointment of five new independent directors and a new chairman since 2010. This team is highly focused and, in just the past few months, has taken important steps to strengthen CMC’s operations and position the Company for enhanced performance when economic conditions improve.

These actions are substantial and include streamlining operations, shedding non-core assets, and importantly, reducing the Company’s overall cost structure. Specifically, as we announced in October, CMC made the decision to exit operations in Croatia, restructure the fabrication business, with plans to close five rebar fabricating locations, implement further global headcount reductions and rationalize eight construction services locations. And, while cost and efficiency have been key priorities, our new team is also building out capacity in our Recycling business and expanding our Poland operations to capture the market for higher margin value-added merchant and wire rod products.

Our Board is committed to serving the interests of all stockholders and, consistent with its fiduciary responsibilities, will evaluate any legitimate offer it receives. However, the Board strongly and unanimously believes that your proposal substantially undervalues CMC, and that our current plan is the right path to enhance value for our stockholders.

On behalf of The Commercial Metals Company Board of Directors:

Anthony A. Massaro	Joe Alvarado
Lead Director	President and CEO

On December 6, 2011, the Company filed with the SEC its definitive proxy statement for the 2012 Annual Meeting. The Company also issued a press release announcing that it would hold its 2012 Annual Meeting on February 3, 2012 and that the record date for the meeting would be December 9, 2011.

Later that morning, Icahn Enterprises issued a press release announcing the intention of Icahn Holdings, a subsidiary of Icahn Enterprises, to initiate a tender offer for all of the outstanding shares of Common Stock at $15.00 per share. The press release stated that the closing of the tender offer would not be subject to any due diligence or financing conditions but that the closing of the tender offer would be subject to redemption by the Company’s Board of Directors of the “poison pill” and waiver by the Company’s Board of Directors of Section 203 of the DGCL, as well as other customary conditions. In addition, the press release stated that the tender offer would be subject to there being validly tendered and not withdrawn at least 40.1% of the issued and outstanding shares of Common Stock.

Also on December 6, 2011, IEP Metals Sub LLC and Icahn Holdings (together, the “Bidders”) sent a letter to the Company pursuant to Exchange Act Rule 14d-5 requesting the Company’s stockholder list and security position listings. Certain members of the Icahn Group also delivered to the Company a letter demanding, pursuant to Section 220 of the DGCL, inspection of the Company’s stockholder list and security position listing.

Also on December 6, 2011, the Icahn Group filed with the SEC its preliminary proxy statement for the 2012 Annual Meeting, which contained the recommendation of the Icahn Group to vote for the Icahn Group’s three director nominees and to vote for the Icahn Group’s three stockholder proposals.

On December 9, 2011, IEP Metals Sub LLC, a subsidiary of Icahn Holdings, commenced the Offer for all of the outstanding Shares at the same $15.00 price per Share as the proposal described in Mr. Icahn’s letter dated November 28, 2011. That morning, the Icahn Group filed with the SEC its Tender Offer Statement on Schedule TO and Icahn Enterprises issued a press release announcing the launch of the Offer.

On the morning of December 9, 2011, the Company’s Board held a special telephonic meeting. Representatives from Sidley Austin discussed the fiduciary duties of the Board and the tender offer process, including the requirement for the Company to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. The Board also engaged in a preliminary discussion of the Offer with representatives of Goldman Sachs. The Board instructed the Goldman Sachs representatives to prepare a financial analysis of the Offer and determined that it should reconvene to further consider, and determine its recommendation with respect to, the Offer. The Board also decided to engage Moelis & Company LLC (“Moelis”) as a second financial advisor to advise in connection with the Offer.

Later that morning, the Company issued a press release advising that its stockholders take no action in response to the Offer and informing its stockholders that the Board, in consultation with its independent financial and legal advisors, would review the Offer and intended to advise stockholders of the Board’s formal position regarding the Offer within ten business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

On December 18, 2011, the Board held a special telephonic meeting at which representatives from Goldman Sachs, Moelis and Sidley Austin and certain members of the Company’s management were present to discuss the Offer. Representatives from Sidley Austin reviewed the terms of the Offer with the Board, and representatives from Goldman Sachs and Moelis presented their joint financial analysis of the Offer. During this meeting, Goldman Sachs and Moelis each rendered an oral opinion to the Board, subsequently confirmed in writing, that as of December 18, 2011 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than the Offeror and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.[1] Accordingly, the Board unanimously determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of the Company or its stockholders, and recommended that the Company’s stockholders REJECT the Offer and NOT tender their Shares pursuant to the Offer.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered numerous factors, including, but not limited to, those described below. The Board has concluded that the Offer substantially undervalues the Company. Moreover, the Board has concluded that the Offer is opportunistically timed to take advantage of the industry downturn and to acquire the Company before the benefits of recently implemented strategic initiatives have been fully realized.

The Board firmly believes that the execution of the strategic plan, led by the Company’s new management team, will deliver far greater value for the Company’s stockholders than that reflected in the Offer.

The Company is uniquely positioned to take advantage of the cycle recovery as a vertically integrated, low-cost steel producer with a significant international presence.

•

The Company is one of the world’s lowest cost producers of steel products. The Company’s cost structure has enabled it to maintain a position among the top three in the key segments in which it operates throughout the economic cycle. This low cost position has been recently enhanced by the Company’s investment of approximately $155 million in a state-of-the-art micro mill in Arizona.

•

The Company’s vertical integration is a key competitive advantage. As a low cost, vertically integrated electric arc furnace steel producer in the United States and Poland, the Company creates value by using its expertise aggregating low cost ferrous and non-ferrous scrap (the key input in mini-mill steel production) to reduce its steel production cost. At the same time, the Company uses its fabrication operations as a profitable and dedicated output for product from its steel mills.

•

The Company’s long-time international presence in marketing and distribution differentiates the Company from its peers. Unlike many of the Company’s U.S.-based competitors, the Company operates outside the United States and has done so for more than 80 years. The Company’s international operations provide a profitable and attractive growth platform based on marketing and

[1]	The full texts of the written opinions of Goldman Sachs and Moelis, each dated December 18, 2011, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes C and D, respectively. Each of Goldman Sachs and Moelis provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and Moelis are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

distributing various raw materials as well as semi-finished and finished steel products. In addition, the Company’s global presence provides the Company greater flexibility in dealing with the cyclicality of the industry in which it operates, while at the same time providing valuable insights into global end-market consumption, supply and pricing.

The steel industry faced a substantial downturn as a result of the global financial crisis, and the Company took decisive action to respond to these challenges. In light of the severe decline in demand for its steel products, the Company performed a comprehensive review of its business to identify opportunities to further reduce its cost structure, streamline operations, shed non-core assets and pursue potential growth opportunities. These initiatives are being led by the Company’s new management team, Chief Executive Officer Joe Alvarado and Chief Financial Officer Barbara Smith, who assumed their positions this year and are highly experienced steel industry veterans. Since October 2011, the Company has exited its operations in Croatia, restructured the fabrication business, closed five rebar fabricating locations (four in the U.S. and one in Germany), implemented further global headcount reductions and rationalized eight construction services locations. The Company is also building out capacity in its recycling business and has taken advantage of its expanded operations in Poland to provide higher-margin, value-added merchant and wire products.

The Board expects that these and other actions underway will strengthen the Company’s operations, deliver meaningful value to stockholders and position the Company well in the current environment and for enhanced performance when the Company’s end-markets improve.

Executing on the Company’s strategic plan is already delivering results. The initial results of executing on the Company’s strategic plan are promising:

•	Adjusted EBITDA[2][3] excluding restructuring charges increased by 19.2% to $86.0 million in the fourth quarter of fiscal 2011 relative to the same period in 2010;

•

earnings per share from continuing operations in the first quarter of fiscal 2012 increased to between $1.01 and $1.11 per share compared to earnings from continuing operations of $0.13 per share in the first quarter of 2011; and

•	the Company expects that its recently announced initiatives will increase pre-tax profits by approximately $33 million on an annualized basis, beginning in calendar year 2012.

The Offer fails to deliver a compelling valuation or meaningful premium, even when compared to the Company’s relatively depressed stock price.

Even Mr. Icahn has said that he believes the Shares are “undervalued.” If the Offer is consummated, Mr. Icahn’s gain would be at the expense of the Company’s other stockholders. In its Schedule 13D filed on July 28, 2011, the Icahn Group stated that the Company’s shares were “undervalued.” The day before that Schedule 13D was filed, shares of Common Stock closed at $14.34. The Board believes there has been no negative fundamental change in the Company or its prospects since July 2011 that would alter Mr. Icahn’s conclusion that the Shares are “undervalued” at that price. In fact, the Board believes that the actions taken by the Company since that time will deliver significant value to the Company’s stockholders in the near term and over time. Purchasing the Company at an undervalued price is in Mr. Icahn’s interests, not in the interests of the Company’s other stockholders.

[2]	Adjusted EBITDA is defined as earnings before interest expense, income taxes, depreciation, amortization and non-cash impairment charges such as those related to restructuring and facility closures.
[3]	For a reconciliation of Adjusted EBITDA, a non-GAAP performance measure, from net earnings (loss) from continuing operations, see Annex B.

The Offer fails to deliver a meaningful premium. The Shares have traded at near-historic lows during 2011. Nevertheless, the Offer provides the Company’s shareholders:

•	a significant discount of 17.1% to the Company’s 52-week high of $18.09 per share on February 17, 2011;

•	no premium to the Company’s stock price of $15.03 per share as recently as May 19, 2011;

•	a small premium of 4.6% to the Company’s $14.34 stock price on July 27, 2011, when Mr. Icahn said that the Company’s shares of Common Stock were “undervalued”; and

•	a miniscule premium of 3.9% to the Company’s one-year average price of $14.43 per share (as of November 25, 2011).

In addition, between November 25, 2011 (the date of Mr. Icahn’s initial proposal to purchase all of the outstanding Shares for $15.00 per Share) and December 16, 2011, the mean stock price of the Company’s U.S.-based steel industry peers[4] (the “U.S. Industry Peers”) has increased 10.9%. Applying this same percentage increase to the closing price per Share on November 25, 2011 shows that the Offer represents only a 18.2% premium.

The Offer represents a low EBITDA multiple. The EBITDA multiple implied by the Offer represents a low multiple from the perspective of trading multiples for the U.S. Industry Peers as of December 16, 2011. As an example, based on the Institutional Brokers’ Estimate System (IBES) median estimates as of December 16, 2011, the 5.3x enterprise value to 2013 fiscal year EBITDA multiple implied by the Offer is less than the mean multiple of 5.7x for the U.S. Industry Peers (calendarized to an August fiscal year end and adjusted for pension and OPEB liabilities). Considering that this mean multiple does not take into account any acquisition or control premium, the trading multiple represented by the Offer is particularly low and further highlights that the Offer substantially undervalues the Company.

The Offer is opportunistically timed.

The Offer is opportunistic due to the decline in the overall market and the Company’s stock price in the days preceding Icahn Enterprises’ initial proposal to acquire the Company. The Offer represents only a small 11.4% premium to the closing price of the Shares as recently as November 15, 2011, only eight trading days prior to the date on which Mr. Icahn first announced Icahn Enterprises’ initial proposal to acquire the Company for $15.00 per share.

The Offer has been launched at a trough in the business cycle, when the Shares are trading at historically low levels. A key driver of the Company’s business performance is demand from the non-residential construction, industrial and infrastructure sectors. Rebar sales accounted for approximately 37% of net sales in the Company’s American Mills and Americas Fabrication segments and 16% of the Company’s consolidated net sales in fiscal year 2011. These sales are largely dependent on the U.S. commercial construction sector, which continues to struggle in the aftermath of the recession. As a result of the market environment, the Company’s business performance was negatively impacted, and the Company’s stock dropped to a three-year low in October 2011. The Company believes that the non-residential construction and infrastructure sectors are just beginning to emerge from a severe recession.

Signs of improved results and a market turnaround are beginning to become apparent. As indicated in the table below, during each quarter of 2011, the Company experienced year-over-year growth in net sales from continuing operations. This positive growth trend has continued through the first quarter of fiscal year 2012.

[4]	AK Steel Holding Corporation, Nucor Corporation, Schnitzer Steel Industries, Inc., Steel Dynamics, Inc., and United States Steel Corporation.

Quarterly Net Sales from Continuing Operations ($ in millions)

Not coincidentally, this upward sales trend is directly correlated with the increasing emergence of non-residential construction from its troughs in 2010 and early 2011. Company management expects this continued positive progress to continue through 2014. The Company expects that a rebound in non-residential construction, as well as in other of the Company’s key end markets, should result in improved performance for the Company, which would directly benefit all of the Company’s stockholders.

The Offer is an opportunistic attempt by Mr. Icahn to capture the benefits of recently implemented strategic initiatives before such benefits have been fully realized. The Offer is an attempt to capture the value resulting from the strategic initiatives that the Company recently announced and that the Board expects will improve the Company’s financial performance. The Offer was opportunistically launched at a time when the benefits of the Company’s strategic plan have not yet been fully reflected in the Company’s results of operations and stock price.

The Offer is financially inadequate.

The Board believes that the Offer substantially undervalues the Company. On December 18, 2011, each of Goldman Sachs and Moelis rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than the Offeror and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After considering the factors set forth herein, including the opinions of Goldman Sachs and Moelis, the Board has unanimously concluded that the Offer is financially inadequate and not in the best interests of the Company and its stockholders.

The full texts of the written opinions of Goldman Sachs and Moelis, each dated December 18, 2011, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes C and D, respectively. Each of Goldman Sachs and Moelis provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and Moelis are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

The conditions to the Offer, as well as the identity of the Offeror, create significant uncertainty and risk.

The Board believes the numerous conditions to the Offer, as well as Mr. Icahn’s track record, create significant uncertainties about the Offer.

The Offer includes conditions providing the Offeror broad discretion to decide not to purchase the Shares. For example, one of the conditions permits the Offeror not to purchase any Shares under the Offer if there is any actual or threatened change since the date of the Offer in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the

Company which is outside the ordinary course of the Company’s business or which may be materially adverse to the Company, or if the Offeror becomes aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares.

Mr. Icahn’s recent track record with respect to similar tender offers suggests that the likelihood of consummation of the Offer is low. According to publicly available data, since 2000, affiliates of Mr. Icahn made public proposals to acquire all, or a substantial portion of, at least 14 other public companies that were not in bankruptcy proceedings at the time and launched a tender offer relating to six of these companies. Mr. Icahn and his affiliates did not consummate any of these tender offers.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have given different weight to different factors. After considering the totality of the information and factors involved, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

Neither the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the Company’s directors, executive officers, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Goldman Sachs and Moelis as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse each of Goldman Sachs and Moelis for certain expenses arising out of or in connection with the engagement and to indemnify each of Goldman Sachs and Moelis against certain liabilities relating to or arising out of the engagement.

The Company has engaged MacKenzie Partners, Inc. (“MacKenzie”) to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

The Company has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its communications consultant in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities resulting from, or relating to, materials prepared, or statements made, by Sard Verbinnen based on information provided by the Company.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, during the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
James B. Alleman	11-23-2011	Acquisition-Award of performance shares	18,157	0
James B. Alleman	11-23-2011	Acquisition-Award of restricted stock units	13,618	0
James B. Alleman	11-23-2011	Acquisition-Award of stock appreciation rights	27,236	0
Joseph Alvarado	11-3-2011	Acquisition-Open market purchase	5,000	13.0185
Joseph Alvarado	11-23-2011	Acquisition-Award of performance shares	54,402	0
Joseph Alvarado	11-23-2011	Acquisition-Award of performance shares	54,402	0
Joseph Alvarado	11-23-2011	Acquisition-Award of restricted stock units	39,301	0
Joseph Alvarado	11-23-2011	Acquisition-Award of restricted stock units	17,467	0
Joseph Alvarado	11-23-2011	Acquisition-Award of stock appreciation rights	78,603	0
Joseph Alvarado	11-23-2011	Acquisition-Award of stock appreciation rights	34,934	0
Ann J. Bruder	11-2-2011	Acquisition-Open market purchase	1,500	12.25
Ann J. Bruder	11-4-2011	Acquisition-Open market purchase	1,000	12.85
Ann J. Bruder	11-23-2011	Acquisition-Award of performance shares	20,961	0
Ann J. Bruder	11-23-2011	Acquisition-Award of restricted stock units	15,721	0
Ann J. Bruder	11-23-2011	Acquisition-Award of stock appreciation rights	31,441	0
Louis A. Federle	11-23-2011	Acquisition-Award of performance shares	5,747	0
Louis A. Federle	11-23-2011	Acquisition-Award of restricted stock units	4,310	0
Louis A. Federle	11-23-2011	Acquisition-Award of stock appreciation rights	8,620	0
Ludovit Gajdos	11-23-2011	Acquisition-Award of performance shares	15,472	0
Ludovit Gajdos	11-23-2011	Acquisition-Award of restricted stock units	11,604	0
Ludovit Gajdos	11-23-2011	Acquisition-Award of stock appreciation rights	23,208	0
Tracy L. Porter	11-23-2011	Acquisition-Award of performance shares	26,201	0
Tracy L. Porter	11-23-2011	Acquisition-Award of restricted stock units	19,651	0
Tracy L. Porter	11-23-2011	Acquisition-Award of stock appreciation rights	39,301	0
Sarah E. Raiss	11-14-2011	Acquisition-Open market purchase	9,300	13.12
Leon K. Rusch	11-23-2011	Acquisition-Award of performance shares	6,480	0
Leon K. Rusch	11-23-2011	Acquisition-Award of restricted stock units	4,860	0
Leon K. Rusch	11-23-2011	Acquisition-Award of stock appreciation rights	9,721	0
Barbara Smith	11-23-2011	Acquisition-Award of performance shares	26,154	0
Barbara Smith	11-23-2011	Acquisition-Award of performance shares	24,891	0
Barbara Smith	11-23-2011	Acquisition-Award of restricted stock units	18,668	0
Barbara Smith	11-23-2011	Acquisition-Award of stock appreciation rights	37,336	0
Hanns Zoellner	11-23-2011	Acquisition-Award of performance shares	20,000	0

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and the Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

In order to retain and recruit valuable employees, and thereby assure that the Company will have a full complement of employees to execute on its strategic plan and preserve and grow shareholder value during the period of uncertainty following the Offer, effective December 13, 2011, the Company temporarily modified, through August 31, 2014, its existing severance practice with respect to non-executive salaried employees not covered by collective bargaining arrangements. As modified, a covered employee will be entitled to receive the compensation and benefits specified in the plan if the employee’s employment is involuntarily terminated without cause within two years following a change in control of the Company and the employee releases the Company from any claims the employee may have and enters into a confidentiality and nonsolicitation agreement with the Company. This plan does not cover any directors or executive officers of the Company. Effective December 13, 2011, the Company also extended to a select group of 13 key non-executive employees an Executive Employment Continuity Agreement, providing for a base pay multiple of two times their annual base pay in the event of their involuntary termination (without cause) within two years after a change in control of the Company. These new agreements will expire on August 31, 2014.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or contracts entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the second paragraph of this Item 7.

Item 8.	Additional Information.

Information Regarding Compensation for Termination following a Change in Control

The following table presents the value of all compensation that is based upon or otherwise relates to the Offer and would potentially be paid or provided to the Company’s named executive officers in connection with the consummation of the Offer. Except as indicated in footnote 5 to the table below, for purposes of calculating such amounts, the Company has assumed that the Offer will be consummated on December 14, 2011, the latest practicable date prior to the filing of this Statement.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)	Perquisites/ Benefits($)(3)	Tax Reimbursement ($)(4)	Other($)	Total($)
Murray R. McClean (5)	0	0	0	0	0	0	0
Joseph Alvarado	5,388,608	4,909,606	0	64,980	0	0	10,363,194
Hanns K. Zoellner	3,980,106	2,594,400	0	0	0	0	6,574,506
Tracy L. Porter	3,398,290	2,336,313	0	28,116	0	0	5,762,719
William B. Larson (5)	0	0	0	0	0	0	0
Barbara R. Smith	2,329,359	1,472,637	0	60,060	0	0	3,862,056

(1)	These amounts consist of the following:

Name	Severance ($)(a)	Deferred Compensation ($)(b)	Total ($)
Murray R. McClean	0	0	0
Joseph Alvarado	3,000,000	2,388,608	5,388,608
Hanns K. Zoellner	2,397,972	1,582,134	3,980,106
Tracy L. Porter	2,000,000	1,398,290	3,398,290
William B. Larson	0	0	0
Barbara R. Smith	1,425,000	904,359	2,329,359

(a)	These amounts represent “double-trigger” severance amounts payable following termination of the executive’s employment by the Company other than for cause or disability (including constructive termination) (each, as defined in the EECA) within two years following a change in control of the Company, in the case of each named executive officer other than Mr. McClean and Mr. Larson (such named executive officers, the “Non-Departing NEOs”). Under the EECAs, each of the Non-Departing NEOs would be entitled to a lump sum payment equal to four times his or her highest base salary in effect at any time during the 12 month period prior to the change in control as well as unpaid salary, vacation pay and certain other amounts considered to have been earned prior to termination.
(b)	These amounts represent lump sum cash payments equal to hypothetical contributions to the Company’s profit sharing and 401(k) plan and to its Benefit Restoration Plan over a period of two years based on assumptions set forth in the EECAs.

(2)	The Company’s equity incentive plans provide for “single-trigger” accelerated vesting of stock-based awards in connection with a change in control. Under the Company’s long-term incentive program and except as otherwise provided for in an agreement, performance-vested shares vest at target performance levels upon a change in control. The amounts reported in the table represent the value of the equity that would accelerate in connection with a change in control. The values reported were calculated based on the Offer price of $15.00 per Share and, in the case of options, represent the difference between the Offer price and the exercise price of the options.

The following table shows the amounts in this column attributable to the equity awards:

Name	Acceleration of Options ($)	Acceleration of Restricted Stock Awards ($)	Performance Stock Units ($)	Total ($)
Murray R. McClean	0	0	0	0
Joseph Alvarado	386,026	1,826,520	2,697,060	4,909,606
Hanns K. Zoellner	0	917,760	1,676,640	2,594,400
Tracy L. Porter	133,623	942,735	1,259,955	2,336,313
William B. Larson	0	0	0	0
Barbara R. Smith	126,942	580,020	765,675	1,472,637

(3)	The benefits reported in this column for each of the Non-Departing NEOs are payable following such Non-Departing NEO’s termination following the occurrence of a change in control during the time period specified in such Non-Departing NEO’s employment agreement or EECA, as applicable. Pursuant to the EECAs with each of the Non-Departing NEOs, this amount represents the value of participation, including that of the executive’s eligible dependents, in Company-provided welfare plan benefits which would be continued for two years following termination.
(4)	Neither the EECAs nor any of the employment agreements entitle any of the named executive officers to receive any tax gross-up payments.
(5)

Mr. McClean’s employment with the Company will terminate effective upon his retirement on December 31, 2011, and Mr. Larson will retire as an employee of the Company effective December 31, 2011. Because the expiration date for the Offer is January 10, 2012, the Offer cannot be consummated on or prior to December 31, 2011. Accordingly, neither Mr. McClean nor Mr. Larson will be entitled to receive any compensation that is based upon or otherwise relates to the Offer or would potentially be paid in connection with the consummation of the Offer.

Effect of the Offer on the Company’s Outstanding Indebtedness

The agreements governing certain of the Company’s long-term indebtedness contain “change in control” provisions that are triggered when any person or “group” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly acquires beneficial ownership in excess of 50% of the outstanding shares of Common Stock, including as a result of consummation of the Offer.

The Company will be required to repurchase all of the Company’s outstanding 6.50% Senior Notes due 2017 and 7.35% Senior Notes due 2018 (collectively, the “Notes”) at a price equal to 101% of the principal and unpaid interest on such Notes if (i) the Offer is consummated and (ii) as a result of such consummation, each of Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”) lowers the rating of the Notes to a rating that is below investment grade. As of December 14, 2011, approximately $1.1 billion aggregate principal amount of the Notes was outstanding. Each of S&P and Moody’s announced on November 28, 2011 and December 6, 2011, respectively, that it would review the Notes for possible downgrade as a result of uncertainty caused by the Offer.

In addition, under the Second Amended and Restated Credit Agreement, dated as of November 24, 2009, by and among the Company, the lenders party thereto and Bank of America, N.A., as administrative agent (as amended, the “Credit Agreement”), consummation of the Offer constitutes an event of default that permits the lenders to declare all unpaid principal and interest immediately due and payable by the Company. As of December 14, 2011, no amount was outstanding under the Credit Agreement. If the Credit Agreement were accelerated following an event of default, holders of the Notes would have the right to accelerate the debts thereunder.

If the Offer is consummated, the Company could be required to repay all amounts then outstanding under the Credit Agreement and the Notes. Because the Company had only approximately $222.4 million in cash and cash equivalents available as of August 31, 2011, the Company would need to obtain a replacement source of funding in order to repay such indebtedness and continue to operate its business in the ordinary course. The Company cannot assure stockholders that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all. Additionally, certain other Company indebtedness may be accelerated in the event there is a “change in control” under the Credit Agreement or as set forth in the applicable documentation.

In short, if the Offer is consummated, the Company’s liquidity and ability to operate its business could be materially and adversely impacted.

Regulatory Approvals

U.S. Antitrust Clearance. Under the HSR Act, the Offeror is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) relating to its proposed acquisition of the Company. The Company will be required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on the tenth day following the Offeror’s filing of its Notification and Report Form. In its Schedule TO, the Offeror stated that the Offeror intends to file a Notification and Report Form with respect to the Offer. To the knowledge of the Company, as of the date of this Statement the Offeror has not yet filed any Notification and Report Form with the Antitrust Division or the FTC in connection with the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by the Offeror of its Notification and Report Form with respect to the Offer, unless the Offeror receives a request for additional information or documentary material from the Antitrust Division or the FTC or both agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC were to issue a request for additional information or documentary material concerning the Offer, the HSR Act provides that the waiting period would expire 10 days after the date the Offeror certifies substantial compliance with such request.

At any time before or after the Offeror’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, or if the FTC, the Antitrust Division, a state attorney general or a private party obtains an order enjoining the purchase of the Company voting securities, then the Offeror will not be obligated to proceed with the Offer or the purchase of any of the Shares pursuant to the Offer.

Additionally, the Offeror may terminate the Offer if any preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by the Offeror of any Shares. Please see Annex A for more information regarding conditions to the Offer.

Foreign Antitrust Considerations. The Company has manufacturing facilities in Poland, Australia and Singapore, and has sales in many other countries outside the United States. The Offer may be subject to antitrust filings in certain of the jurisdictions in which the Company conducts operations. Competition authorities in those countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares pursuant to the Offer or seek the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. There can be no assurance that the Offeror will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s Restated Certificate of Incorporation, as amended, nor Second Amended and Restated Bylaws exclude the Company from the coverage of Section 203 of the DGCL. Unless the Offeror’s acquisition of 15% or more of the Shares is approved by the Company’s Board prior to the consummation of the Offer, Section 203 of the DGCL will prohibit consummation of a merger (or any other business combination with the Offeror or any affiliate or associate thereof), including the Second-Step Merger, for a period of three years following consummation of the Offer unless each such merger or business combination is approved by the Company’s Board and holders of 66-2/3% of the Shares, excluding the Offeror, or unless the Offeror acquires at least 85% of the Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Company’s Board approves the Offer.

Stockholder Rights Plan

With its stockholders’ interests in mind, the Company has taken measures to protect its value for its stockholders. One of these measures is the Rights Plan, which was adopted in response to the Icahn Group’s sudden and rapid ownership increase in the Company through the use of derivatives, which made it difficult for the Company to track such increase, and the Icahn Group’s stated intention to continue acquiring the Company’s securities, the cyclicality of the Company’s industry and business (which has contributed to the Company’s low stock price relative to historical levels), the near-term economic outlook and Mr. Icahn’s track record and reputation. The Rights Plan is intended to preserve for the Company’s stockholders the long-term value of their investment in the Company and protect them against coercive, unfair or inadequate tender offers and other abusive takeover tactics. The Rights Plan is intended to provide the Board with sufficient time to consider any and all alternatives to such an action and does not prevent the Board from considering or accepting an offer, if the Board believes such action is fair, advisable and in the best interests of the Company’s stockholders.

The Rights Plan has the effect of requiring any party seeking to acquire 10% or more of the outstanding shares of Common Stock to first obtain the approval of the Board. In the event any such party acquires 10% or more of the outstanding shares of Common Stock without first obtaining such Board approval, the Rights held by the Company’s stockholders other than the acquiror would become exercisable for shares of Common Stock or common stock of the acquiror at a discounted price that would make the acquisition prohibitively expensive. The Board believes the Rights Plan has helped the stockholders of the Company at this time by effectively preventing the Offeror and the Icahn Group from opportunistically acquiring the Company at a price that the Board believes is inadequate for the reasons discussed above. At a meeting on December 18, 2011, the Board took action to extend the “Distribution Date” under the Rights Plan, which otherwise would occur on the tenth business day after the Offer was first published or sent or given within the meaning of Rule 14d-2(a) under the Exchange Act, until the earlier of (i) the Close of Business on the tenth Business Day after the Stock Acquisition Date (as such terms are defined in the Rights Agreement) or (ii) such other time as the Board shall designate, by subsequent resolution adopted by the Board.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and a merger involving the Company, including the Second-Step Merger, is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the proposed merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer and any subsequent merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 262 of the DGCL.

Delaware Law

The Second-Step Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. The Offeror would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their Shares are purchased by the Offeror pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Forward-Looking Statements

This Statement contains forward-looking statements, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. These statements include, but are not limited to, statements regarding the recovery of the steel industry, the non-residential construction and infrastructure sectors and the economy generally and their potential impact on the Company’s performance; the value stockholders would receive under the terms of the Offer and the likelihood the Offer will be consummated; the prospects for continued growth and stockholder value creation through the execution of the Company’s strategic plan and the projected impact of strategic initiatives undertaken by the Company; and the Company’s future results of operations and financial condition. These forward-looking statements generally can be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. The Company intends that such forward-looking statements be subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements are based on expectations as of the date of this Statement, are subject to important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to: absence of global economic recovery or possible recession relapse; solvency of financial institutions and their ability or willingness to lend; success or failure of governmental efforts to stimulate the economy, including restoring credit availability and confidence in a recovery; continued sovereign debt problems within the euro zone and other foreign zones; customer non-compliance with contracts; construction activity or lack thereof; decisions by governments affecting the level of steel imports, including tariffs and duties; litigation claims and settlements; difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes; unsuccessful or delayed implementation of new technology; metals pricing over which the Company exerts little influence; increased capacity and product availability from competing steel minimills and other steel suppliers, including import quantities and pricing; execution of cost minimization strategies; ability to retain key executives; court decisions and regulatory rulings; industry consolidation or changes in production capacity or utilization; global factors, including political and military uncertainties; currency fluctuations; interest rate changes; availability and pricing of raw materials, including scrap metal, energy, insurance and supply prices; passage of new, or interpretation of existing, environmental laws and regulations; severe weather, especially in Poland; the pace of overall economic activity, particularly in China; business disruptions, costs and future events related to the Offer and the proxy contest initiated by the Icahn Group; and other factors, risks and uncertainties described in the Company’s reports filed with the SEC, including the risk factors found under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2011.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document

(a)(1)	Press release issued by the Company on December 19, 2011 relating to recommendation.

(a)(2)	Letter to the Company’s stockholders dated December 19, 2011.

(a)(3)	Press release issued by the Company on December 19, 2011 relating to first quarter 2012 results.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Stockholders as filed with the SEC on December 6, 2011.

(e)(2)	Amended and Restated 1999 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10(iii)(a) to the Company’s Form 10-Q for the quarter ended February 28, 2007).

(e)(3)	Amendment Number One to the Amended and Restated 1999 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed January 28, 2010).

(e)(4)	Commercial Metals Company 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(iii)(i) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

(e)(5)	Commercial Metals Company 2006 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10(iii)(b) to the Company’s Form 10-Q for the quarter ended February 28, 2007).

(e)(6)	Amendment Number One to Commercial Metals Company 2006 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed January 28, 2010).

(e)(7)	Form of Commercial Metals Company 1996 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10(iii)(l) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

(e)(8)	Form of Commercial Metals Company 1996 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(iii)(m) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

(e)(9)	Commercial Metals Company 2006 Cash Incentive Plan (incorporated by reference to Exhibit 10(iii)(c) to the Company’s Form 10-Q for the quarter ended February 28, 2007).

(e)(10)	Amendment Number One to the Commercial Metals Company 2006 Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended February 28, 2010).

(e)(11)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed January 27, 2005).

(e)(12)	Form of Executive Employment Continuity Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended February 28, 2006).

(e)(13)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed May 26, 2009).

(e)(14)	Form of Non-Employee Director Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(iii)(q) to the Company’s Form 10-K for the fiscal year ended August 31, 2009).

(e)(15)	Terms and Conditions of Stock Award, Employment and Separation Agreement with Hanns K. Zoellner dated June 1, 2010 (incorporated by reference to Exhibit 10(iii)(w) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

Exhibit No.	Document

(e)(16)	Form of Performance Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10(iii)(x) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

(e)(17)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(iii)(y) to the Company’s Form 10-K for the fiscal year ended August 31, 2010).

(e)(18)	Form of Long-Term Cash and Equity Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended February 28, 2011).

(e)(19)	Form of Long-Term Equity Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended February 28, 2011).

(e)(20)	Commercial Metals Companies Benefit Restoration Plan.

(e)(21)	Amendment No. 1 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(22)	Amendment No. 2 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(23)	Amendment No. 3 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(24)	Amendment No. 4 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(25)	Amendment No. 5 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(26)	Amendment No. 6 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(27)	Amendment No. 7 to the Commercial Metals Companies Benefit Restoration Plan.

(e)(28)	Commercial Metals Companies 2005 Benefit Restoration Plan.

(e)(29)	Amendment No. 1 to the Commercial Metals Companies 2005 Benefit Restoration Plan.

(e)(30)	Employment Agreement, dated April 16, 2010, by and between Joseph Alvarado and Commercial Metals Company (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended May 31, 2010).

(e)(31)	First Amendment, dated April 8, 2011, to Employment Agreement by and between Joseph Alvarado and Commercial Metals Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed April 11, 2011).

(e)(32)	Second Amendment, dated May 26, 2011, to Employment Agreement by and between Joseph Alvarado and Commercial Metals Company (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended May 31, 2011).

(e)(33)	Third Amendment, dated September 1, 2011, to Employment Agreement by and between Joseph Alvarado and Commercial Metals Company (incorporated by reference to Exhibit 10(iii)(dd) to the Company’s Form 10-K for the fiscal year ended August 31, 2011).

(e)(34)	Employment Agreement, dated May 3, 2011, by and between Barbara R. Smith and Commercial Metals Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended May 31, 2011).

(e)(35)	Retirement and Transition Agreement, dated May 6, 2011, by and between William B. Larson and Commercial Metals Company (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended May 31, 2011).

(e)(36)	Amended and Restated Employment Agreement, dated May 23, 2011, by and between Murray R. McClean and Commercial Metals Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q for the quarter ended May 31, 2011).

(e)(37)	Employment Agreement, dated April 19, 2010, by and between Tracy L. Porter and Commercial Metals Company.

Exhibit No.	Document

(e)(38)	Terms and Conditions of Stock Award, Employment and Separation, dated June 1, 2010, by and between Ann J. Bruder and Commercial Metals Company.

(e)(39)	Terms and Conditions of Stock Award, Employment and Separation, dated June 1, 2010, by and between James Alleman and Commercial Metals Company.

(e)(40)	Terms and Conditions of Stock Award, Employment and Separation, dated June 1, 2010, by and between Ludovit Gajdos and Commercial Metals International AG.

(e)(41)	Rights Agreement, dated as of July 30, 2011, between the Company and Broadridge Corporate Issuers Solutions, Inc., as rights agent (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-A filed August 1, 2011).

(e)(42)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-K for the fiscal year ended August 31, 2009).

(e)(43)	Certificate of Amendment of Restated Certificate of Incorporation dated February 1, 1994 (incorporated by reference to Exhibit 3(i)(a) to the Company’s Form 10-K for the fiscal year ended August 31, 2009).

(e)(44)	Certificate of Amendment of Restated Certificate of Incorporation dated February 17, 1995 (incorporated by reference to Exhibit 3(i)(b) to the Company’s Form 10-K for the fiscal year ended August 31, 2009).

(e)(45)	Certificate of Amendment of Restated Certificate of Incorporation dated January 26, 2006 (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-Q for the quarter ended February 28, 2006).

(e)(46)	Certificate of Designation, Preferences and Rights of Series A Preferred Stock (incorporated by reference to Exhibit 2 to the Company’s Form 8-A filed August 3, 1999).

(e)(47)	Certificate of Designation of Series B Junior Participating Preferred Stock of Commercial Metals Company (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-A filed August 1, 2011).

(e)(48)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed October 25, 2010).

(e)(49)	Form of Indemnification Agreement for directors and officers.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMERCIAL METALS COMPANY

By:	/s/ Joseph Alvarado
Joseph Alvarado
President and Chief Executive Officer

Dated: December 19, 2011

Annex A

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provisions of the Offer, it shall be a condition of the Offer that:

(1) There shall be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date (such condition, the “Minimum Condition”);

(2) The Rights have been redeemed and are otherwise inapplicable to the Offer and the Offeror (the “Poison Pill Condition”); and

(3) The Company’s Board of Directors has taken action such that the provisions of Section 203 of the Delaware General Corporation Law would not, following consummation of the Offer, prohibit, restrict or apply to any business combination, as defined in Section 203, involving the Company and the Offeror or any affiliate or associate of the Offeror (the “Delaware 203 Condition”).

The Schedule TO provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer, the Offeror is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered if (i) any one or more of the Minimum Condition, the Poison Pill Condition or the Delaware 203 Condition is not satisfied or (ii) if at any time prior to the expiration of the Offer, any of the following conditions occurs:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Offeror; (ii) imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iii) imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Shares which it accepts for payment; or (iv) requires divestiture by the Offeror of any Shares;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

A-1

(d) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer;

(e) the Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities with the SEC which the Offeror shall have determined in its reasonable judgment is materially adverse to the Company;

(f) there shall have occurred since the date of the Offer to Purchase (as defined in the Schedule TO), any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of a termination of employment or change of control;

(g) any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of the Company which is outside the ordinary course of the Company’s business or may be materially adverse to the Company, or the Offeror shall have become aware of any fact that has not been previously publicly disclosed by the Company that could reasonably be expected to have a material adverse effect on the value of the Shares;

(h) the Company shall have: (i) issued, or authorized or proposed the issuance of, any securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities; or (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares;

(i) the Company, or its board of directors or any of the Company’s subsidiary entities or any governing body thereof shall have authorized, proposed or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness, or any comparable event not in the ordinary course of business;

(j) a tender offer or exchange offer for some or all of the Shares shall have been made or publicly announced or proposed to be made, supplemented or amended by any person other than the Offeror; or

(k) all waiting periods and any extensions thereof applicable to the Offer under the HSR Act and the rules and regulations thereunder, shall not have expired or terminated.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition, and may be waived by the Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, in the sole discretion of the Offeror and subject to the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering stockholders. In determining whether the Minimum Condition has been satisfied, the Offeror may take into account warrants, options or other rights to acquire Shares (whether or not immediately exercisable) based upon publicly available information as filed by the Company with the SEC.

A-2

Annex B

Reconciliation of Non-GAAP Financial Measures

COMMERCIAL METALS COMPANY

Non-GAAP Financial Measures (Unaudited)

(dollars in thousands except per share data)

This Statement uses financial statement measures not derived in accordance with generally accepted accounting principles (GAAP). Reconciliations to the most comparable GAAP measures are provided below.

Adjusted EBITDA and Adjusted EBITDA excluding restructuring charges:

Earnings before interest expense, income taxes, depreciation and amortization, and impairment charges.

Adjusted EBITDA is a non-GAAP liquidity measure. It excludes the Company’s largest recurring non-cash charge, depreciation and amortization, including impairment charges. As a measure of cash flow before interest expense, it is one guideline used to assess the Company’s ability to pay its current debt obligations as they mature and a tool to calculate possible future levels of leverage capacity. Adjusted EBITDA to interest is a covenant test in certain of the Company’s note agreements.

Adjusted EBITDA excluding restructuring charges is used by management to measure liquidity capabilities and management believes it helps investors in the comparison of underlying performance between periods.

	Three months ended
	8/31/11	8/31/10
Net earnings (loss) attributable to CMC	$(120,271)	$8,001
Interest expense	15,949	17,637
Income taxes	7,955	958
Depreciation and impairment charges	158,911	42,969

Adjusted EBITDA	$62,544	$69,565

Restructuring charges:
Write-down of inventory	8,500	—
Severance	5,051	2,600
Lease termination costs	2,196	—
Other closure costs	7,700	—

Adjusted EBITDA excluding restructuring charges	$85,991	$72,165

The adjustments in the fourth quarter of 2011 relate to restructuring charges associated with the Company’s decision to exit our mill in Croatia and the closure of certain rebar fabrication and Construction Services locations. The adjustments for 2010 relate to the Company’s decision to exit the joist and deck business in the second quarter of 2010.

B-1

Annex C

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

December 18, 2011

Board of Directors

Commercial Metals Company

6565 N. MacArthur Blvd.

Suite 800

Irving, Texas 75039

Lady and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (together with the associated rights to purchase shares of Series B Junior Participating Preferred Stock, the “Shares”), of Commercial Metals Company (the “Company”) of the $15.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. (“Holdings”), IEP Metals Sub LLC, a wholly-owned subsidiary of Holdings (the “Offeror”), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (Holdings, the Offeror, Mr. Icahn and such other entities, collectively, the “Icahn Parties”), with the Securities and Exchange Commission on December 9, 2011 (as amended, the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror will seek to have the Company consummate a merger or other similar business combination with the Offeror or another subsidiary (the “Merger” and, together with the Offer, the “Transactions”) in which each outstanding Share not tendered in the Offer would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the

Board of Directors

Commercial Metals Company

December 18, 2011

Page Two

Company, the Icahn Parties and any of their respective affiliates, including Icahn Enterprises L.P., an affiliate of the Icahn Parties (“Icahn Enterprises”), or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide investment banking services to the Company and its affiliates and the Icahn Parties and their respective affiliates and the Icahn Parties’ and their respective affiliates’ portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Icahn Parties and their respective affiliates from time to time and may have invested in limited partnership units of the Icahn Parties and their respective affiliates from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on December 19, 2011, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended August 31, 2011; Annual Reports on Form 10-K of Icahn Enterprises for the five fiscal years ended December 31, 2010; certain interim reports to stockholders or holders of depositary units, as applicable, and Quarterly Reports on Form 10-Q of the Company and Icahn Enterprises; certain other communications from the Company to its stockholders and from Icahn Enterprises to holders of its depositary units; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of the Icahn Parties for, and the potential benefits for the Icahn Parties of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the steel and scrap metal industries specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, the Icahn Parties or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration

Board of Directors

Commercial Metals Company

December 18, 2011

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proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex D

Opinion of Moelis & Company

December 18, 2011

The Board of Directors

Commercial Metals Company

6565 North MacArthur Boulevard Suite 800

Irving, TX 75039

Members of the Board of Directors:

We understand that on December 9, 2011, IEP Metals Sub LLC (the “Offeror”), a wholly owned subsidiary of Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), commenced an offer to purchase (the “Offer”) all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (collectively, the “Company Common Stock”), of Commercial Metals Company (the “Company”), for $15.00 per share in cash (the “Consideration”) for each share of Company Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) contained in the Tender Offer Statement (the “Schedule TO”) filed by the Offeror and Icahn Enterprises Holdings on December 9, 2011, and the related Letter of Transmittal (together with the Offer to Purchase and the Schedule TO, the “Offer Documents”). We understand that, as of December 9, 2011, the Offeror and its affiliates beneficially owned approximately 9.97% of the outstanding shares of Company Common Stock. The Offer Documents provide that if the Offer is consummated, the Offeror will to seek to have the Company consummate a merger or other similar business combination with it (or another wholly owned subsidiary) (the “Merger” and, together with the Offer, the “Transactions”) in which each outstanding share of Company Common Stock not tendered in the Offer will be converted into the right to receive the Consideration. The terms of the Offer are more fully set forth in the Offer Documents.

You have requested our opinion as to the adequacy from a financial point of view to the holders of Company Common Stock, other than the Offeror and its affiliates (the “Excluded Persons”), of the Consideration proposed to be paid to such holders pursuant to the Offer.

We have acted as your financial advisor in connection with the Offer and will receive a fee for our services. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to reimburse us for our expenses and indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, our affiliates may trade securities of the Company or the Excluded Persons for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not constitute a recommendation as to whether or not any holder of Company Common Stock should tender shares in the Offer. In addition, we are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company; (iii) conducted discussions with members of senior management and

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representatives of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data for the Company and compared them with those of certain other companies that we deemed relevant; (v) compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed relevant; (vi) reviewed current and historical market prices of the Company Common Stock; (vii) reviewed the Offer Documents; (viii) reviewed a draft of Schedule14D-9 of the Company, dated December 19, 2011, and other investor presentations relating to the Offer, in each case in the forms approved by you on the date of this opinion; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and that such future financial results will be achieved at the times and in the amounts projected by management.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and may not be disclosed without our prior written consent. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to holders of Company Common Stock (other than the Excluded Persons) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Excluded Persons, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation proposed to be paid to any of the Company’s officers, directors or employees, or any class of such persons in connection with the Transactions, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration proposed to be paid to holders of Company Common Stock (other than the Excluded Persons) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MOELIS & COMPANY LLC

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